SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February, 2016

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

c/o Legalinx Ltd

One Fetter Lane,

London, EC4A 1BR

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Ferroglobe PLC (the “Company”) has prepared an investor presentation containing certain operational information and financial highlights, and representatives of the Company intend to present some or all of this information to current investors and analysts at various conferences and meetings, including webinars, beginning on February 8, 2016. A copy of the presentation has been posted on the Company’s website and may be viewed at the following link: http://investor.glbsm.com/events.cfm

On February 8, 2016 the Company issued a press release with respect to the declaration of a dividend. A copy of this press release is attached as an exhibit to this report.

Exhibit List

Exhibit No.	Description
99.1	Ferroglobe PLC press release dated February 8, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2016

FERROGLOBE PLC

By:  /s/ Stephen Lebowitz

Name:  Stephen Lebowitz

Title:  Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Ferroglobe PLC press release dated February 8, 2016